AXION INTERNATIONAL HOLDINGS, INC
180 South Street, Suite F
New Providence, NJ 07974

May 3, 2010

Pamela A. Long
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:      Axion International Holdings, Inc.
            Registration Statement on Form S-1
    SEC filing No. 333-165616

Dear Ms. Long:

    Axion International Holdings, Inc. (“Axion”) hereby requests, pursuant to Rule 461 of Regulation C, that the effective date of its Registration Statement on Form S-1, as amended, be accelerated so that it is declared effective at 5:00 p.m. on May 3, 2010 or as soon thereafter as practicable.

    Axion acknowledges that the disclosure in the filing is the responsibility of Axion.

    Axion also represents to the Commission that should the Commission or the staff acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing and Axion represents that it will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    Axion further acknowledges, that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve Axion from its full responsibility for the adequacy and accuracy of the disclosures in the filing.

Very truly yours,

AXION INTERNATIONAL HOLDINGS, INC.

By:	/s/ James Kerstein
James Kerstein
Chief Executive Officer